

December 21, 2012

<u>Via Facsimile</u>
Peter-Mark Vogel
Chief Executive Officer
Manas Petroleum Corporation
Bahnhofstrasse 9
6341 Baar
Switzerland

> **Re:** **Manas Petroleum Corporation**
> **Form 10-K for the Fiscal Year December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-107002**

Dear Mr. Vogel:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You disclose in your Form 10-Q for the fiscal quarter ended September 30, 2010, that in August 2010 you entered into a contract with DQE International, a subsidiary of CNPC Daqing Petroleum, and that this company has operated projects in Iran and Sudan. Also, we note a 2009 news article reporting the anticipated drilling of two wells by South Petroleum Company, a joint venture of your wholly-owned subsidiary DWM Petroleum, and that the 2D seismic shot by South Petroleum in connection with the project included 2D seismic acquired by an Iranian crew. Iran and Sudan are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export

controls.  Your Form 10-K does not provide disclosure about contacts with those countries.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Sudan, whether through subsidiaries, affiliates, joint venture partners or other direct or indirect arrangements.  Your response should describe any products, technology or services you have provided or intend to provide into Iran or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.  Please discuss the materiality of your contacts with Iran and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Sudan.

3.  We note from SEC filings that China National Petroleum Corporation, the parent of CNPC Daqing Petroleum, conducts oil exploration and extraction activities in Iran, Syria, Sudan and Cuba, and that there have been divestment initiatives against CNPC subsidiary PetroChina Company Limited because of these activities.  Also, you disclose in the 10-K that in July 2011 Gobi Energy Partners, a majority-owned subsidiary of DWM Petroleum, signed a 2D seismic survey contract with Sinopec Mongolia LLC, a wholly-owned subsidiary of Sinopec.  We note from Sinopec Shanghai Petrochemical Company Limited's SEC filings that its parents Sinopec Corporation and Sinopec Group engage in operations in or purchase crude oil from Iran, Syria, Sudan and Cuba.  News articles have reported divestment-related activity regarding Sinopec Shanghai Petrochemical because of these activities.  Like Iran and Sudan, Syria and Cuba are U.S.-designated state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Please address the potential for reputational harm from your relationships with affiliates of CNPC and Sinopec, as a result of their parent corporations' activities involving Iran, Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Roger Schwall
        Assistant Director
        Division of Corporation Finance